March 10, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Anne Nguyen Parker, Branch Chief, Office of Manufacturing

Re:	Plantronics, Inc.
Form 10-K for the Fiscal Year Ended March 30, 2019
Filed May 17, 2019
Form 8-K Filed February 4, 2020
File No. 001-12696

Dear Ms. Parker,

This letter responds to the comments of the Staff (“the Staff”) of the Securities and Exchange Commission (“the Commission”) in the letter dated February 12, 2020 (the “Comment Letter”) to Plantronics, Inc. (“Plantronics”, or the “Company”) regarding the above-referenced filings.

For your convenience, the Staff’s comments are copied below in bold typeface in the same order as set forth in the Comment Letter, with each comment followed by the Company’s response.

Form 10-K for the Fiscal Year Ended March 30, 2019

Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 1. Company, page 62

1.
You disclose that you operate as one operating segment, that your chief executive officer is your CODM and that he reviews financial information on a consolidated basis to evaluate performance. However, we note that the July 2018 acquisition of Polycom materially altered your financial position and operations, such that your product and service offerings have expanded from (i) Enterprise Headsets and (ii) Consumer Headsets to include (iii) Voice, Video and Content Sharing Solutions as well as (iv) Support Solutions. Given the integration of Polycom into the entity post acquisition and the realignments discussed in the filing, please address the following:

•	Describe to us how the businesses and operations of Polycom have been integrated into Plantronics.

The July 2018 acquisition of Polycom, Inc. (“Polycom”) expanded the Company’s product and service offerings from (i) Enterprise Headsets and (ii) Consumer Headsets to include (iii) Voice, (iv) Video, and (v) Support Solutions. In connection with the ongoing integration of Polycom, the Company aggregated its product and service offerings into the following: (i) Personal Systems which included the Enterprise Headsets, Consumer Headsets (both legacy Plantronics) product lines and Desk Phone (legacy Polycom) product lines; (ii) Group Systems which included the Voice (Conference Phone) and Video (both legacy Polycom) product lines, which encompass the Company’s Content Sharing Solutions products; and (iii) Global Services which included support on hardware devices, hosted and managed services, and support solutions (substantially all legacy Polycom) which were each led by an Executive Vice President (“EVP”) that reported directly to the Chief Operating Decision Maker (“CODM”).

The Company’s President and Chief Executive Officer (“CEO”) was determined to continue to be its CODM during fiscal year 2019 subsequent to the acquisition of Polycom as he allocated resources and assessed the Company’s performance through his authority to make key operating decisions, including:

•	Appointing the senior management team,

•	Approving the annual operating plan, and

•
Designing and implementing the combined Company’s overall strategy, which focused on the success of the overall Company and its ability to expand in the Unified Communications and Collaboration market through its combined end-to-end offerings

As noted above, the Company considered Personal Systems, Group Systems and Global Services to be an aggregation of product and service offerings rather than separate businesses. The Company was primarily organized on a functional basis. The Company’s operating functions operated on a consolidated basis across the entire Company with the exception of research and development, which was led by the EVPs of the Personal and Group Systems, respectively. For example, the EVP of Global Operations was responsible for all of the Company’s manufacturing and the EVP of Global Sales was responsible for all of the Company’s sales and sales operations on a consolidated basis. The EVPs of the Personal and Group Systems were each responsible for the product lifecycle starting with conceptual formulation, cost-build, through potential market introduction. However, final product investment decisions, as well as the product-level sales and operations targets, were established by the CODM.

The Company continued to integrate Polycom into Plantronics throughout fiscal year 2019 and has continued further integration activities in fiscal year 2020. This involved changes to the senior management team (including changes to the CEO’s direct reports) and changes to the Company’s operational structure, such as:

•	redesigning performance metrics and compensation structures as a single company;

•	the integration of the supply chains (e.g. - insourcing to the Company’s Mexico facility) on a consolidated basis;

•	consolidation and rationalization of distributors (e.g. - closing certain warehouses) and the integration of the respective sales teams to go to market on a consolidated basis;

•	redesigning performance metrics and compensation structures as a single company;

•	rebranding the combined Company as Poly in order to go to market as a single brand across all of the Company’s products; and

•	ongoing development of management reporting and supporting systems - including a consolidated Enterprise Resource Planning implementation.

•	Explain to us the factors you considered in concluding that you continue to operate as one operating segment pursuant to ASC 280-10-50.

In concluding it continued to operate as one operating segment, the Company evaluated its business pursuant to ASC 280-10-50 which defines an operating segment as a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it in may earn revenues and incur expenses (including revenue and expenses relating to transaction with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.

The financial packages for Personal Systems and Group Systems were not regularly reviewed by the CODM when he made decisions about resource allocations and assessed performance. Furthermore, decision-useful discrete financial information available for the CODM was not available as financial information for Personal Systems and Group Systems was by product through standard margin, which excluded certain period costs such as:

•	inventory reserves (such as excess and obsolescence, net realizable value, etc.) - which capture the impact of product demand and aging inventory

•	manufacturing variances - which are indicative of manufacturing metrics and factory performance

•	warranties - which are indicative of product reliability and performance

•	duties and freight charges - which are subject to unexpected changes in foreign trade policies and regulatory requirements

•	amortization of intangible assets recorded in connection with the Polycom acquisition

•	actual product level sales incentives - while included in standard margin, the allocation of discounts to the Company’s products and services involves significant judgement

•	royalties and scrap

As noted above, the ongoing development of management reporting and supporting systems limited the availability of period costs to be allocated to the Personal and Group Systems financial information. These period costs had a significant and unpredictable effect on the gross margin profile (for example, with use of third-party manufacturers where “end-of-life” components could generate significant purchase price variances from the Company’s standard cost, thereby significantly impacting gross margin). Additionally, a reconciliation of standard margin to actual gross margin is not performed at a major product line level. Therefore, because the available financial information for Personal Systems and the Group Systems was not regularly reviewed by the CODM and given it was not sufficient for making resource decisions or measuring performance, these components did not represent operating segments in fiscal year 2019.

Global Services included services revenue. Accordingly, financial information for Global Services included actual results through gross margin as required for financial reporting purposes in compliance with Regulation S-X. This information was provided to the CODM as one data and reference point in assessing overall business performance; however, the CODM’s decisions about resource allocations and performance were based on consolidated financial information as the Company’s strategy was focused on the success of the overall Company and its ability to expand in the Unified Communications and Collaboration market through its combined end-to-end offerings. The services revenue primarily consisted of non-cancelable maintenance support on hardware devices initially sold at the time of product sale. As a result, Global Services did not represent an operating segment in fiscal year 2019.

The Company also considered whether its Americas, APAC, and EMEA regions represented components of the Company that should be evaluated pursuant to ASC 280-10-50. The Company’s Quarterly Business Review (“QBR”) meetings (which were attended by the CODM) provided regional financial information, but these were limited to revenue and standard margin by product. Finally, the financial information was not presented consistently across the regional QBR packages, as the product disaggregation for one regional package may have included Personal Systems and Global Services financial information only, while another regional package may have included Personal Systems, Group Systems and Global Services financial information. Additionally, because these financial packages were only through standard margin, the financial information below the consolidated level was not sufficient for making resource decisions or measuring performance. As a result, the regions, as defined above, did not represent operating segments in fiscal year 2019.

The only financial information provided to the CODM through net income / loss was on a consolidated basis. Decisions regarding allocation of resources and evaluation of performance were made at a consolidated level by the CODM (for example, the determination of variable compensation, as noted below), given the availability of discrete financial information and the key changes to the Company’s strategy, management, and operations, as noted above.

In addition to the information regularly received and reviewed by the CODM, the Company considered the factors below in concluding it continued to operate as one operating segment:

•	Key financial targets and metrics underlying the variable compensation plans of the CODM and his direct reports are at a consolidated level and no financial metrics are at a disaggregated level.

•	Financial forecasts and assumptions provided by management in investor presentations are consistently at the consolidated level supplemented by disaggregated net revenue by major product category

•	GAAP results for each quarter are presented to the board of directors in a format consistent with its consolidated financial reporting disclosures.

•
The Company’s annual budgeting and cash management process is at a consolidated level using a “top down” approach which was prepared and presented by senior finance management and reviewed and approved by the CODM. The presentation included consolidated income statements (using standard margin data) for fiscal year 2019 and 2020, supplemented by disaggregated net revenue by both major product and geography.

•	Tell us whether your four product categories represent business units and describe the level of financial information available for each beyond net revenues.

As discussed above, the Company considered (i) Personal Systems, (ii) Group Systems, and (iii) Global Services, to be an aggregation of product and service offerings which were each led by an EVP that reported directly to the CODM. Personal Systems included the Enterprise Headsets, Consumer Headsets and Desk Phone product lines; the Group Systems included the Voice (Conference Phone) and Video product lines, which encompass the Company’s Content Sharing Solutions products; and the Global Services included support on hardware devices, hosted and managed services, and support solutions.

Financial information for Personal Systems, Group Systems and Global Services was prepared by the Company’s Financial Planning and Analysis (“FP&A”) team and reviewed quarterly by the responsible EVP. The financial information in the Personal Systems and Group Systems packages was primarily limited to net revenue and standard margin (disaggregated by product and geography).

Financial information for Global Services includes service revenues and related cost of service revenues as required to be disclosed separately in compliance with Regulation S-X.

Supplemental information included in the quarterly financial packages for Personal Systems, Group Systems and Global Services at various times also included revenue, significant customer details and standard margin data.

•	Describe to us the content of the information package that is provided to your CODM and how often he reviews the information.

The content of the information package that was provided to the CODM and reviewed by him during fiscal year 2019 included:

a.	Daily

i.	Sales Booking Report - which contained product bookings by region, country and significant customer, as well as identified amounts expected to be recognized within or outside of the current quarter.

b.	Weekly

i.	Sales Revenue vs Forecast - Quarter to date gross and net revenue trends for select product lines and products.

c.	Quarterly

i.
Quarterly forecasts and actual data (consistent with the Company’s financial reporting schedules and disclosures) at the consolidated level. Supplemental content included disaggregated net revenue and standard margin by product and region.

ii.
QBR materials - regional reviews which were primarily operational and focused on qualitative information such as channel outlooks, status of strategic partnerships, product introductions, and regional market opportunities and challenges. Additionally, these materials, which were not consistent by region, contained revenue by region, revenue trends by product and/or customer and standard margin by region and product.

iii.
Global Services FP&A package - included actual results through gross margin. This information was provided to the CODM as one data and reference point in assessing the consolidated business, but the CODM’s decisions on performance evaluation and allocations of resources was based on overall Company performance at the consolidated level, as noted above.

•	Provide us with an organizational chart of your senior management team that shows your CEO and each of his direct reports along with a brief description of their primary areas of responsibilities.

The following roles reported directly to the Company CEO during fiscal year 2019. As noted in response to Question 2, there have been changes to the CEO and his direct reports in FY 2020:

Position	Roles/responsibilities
Executive Vice President of Global Operations	Responsible for global operations and supply chain
Executive Vice President and Chief Marketing Officer	Responsible for global marketing strategy and execution
Executive Vice President and Chief Human Resources Officer
Responsible for all aspects of human resources, including talent acquisition inclusion and diversity, learning, succession management, compensation and benefits, health and well-being, and enterprise solutions and systems

Senior Vice President and Chief Strategy Officer	Responsible for leading corporate strategy, M&A and strategic alliances
Executive Vice President and Chief Financial Officer	Responsible for finance function, capital management, and risk management
Executive Vice President, Global Sales	Responsible for the global sales function
Executive Vice President and Chief Legal and Compliance Officer	Responsible for Company-wide legal and regulatory matters
Executive Vice President, Global Services	Responsible for managing Global Services which included support on hardware devices, hosted and managed services, and support solutions.
Executive Vice President and General Manager, Personal Systems	Responsible for managing Personal Systems which included the Company’s Enterprise and Consumer Headsets and Desk Phone product lines.
Executive Vice President and General Manager, Group Systems	Responsible for managing Group Systems which included the Company’s Voice (Conference Phone) and Video product lines

In summary, based on the totality of the information described and discussed above, the Company believes its designation of one operating segment to be appropriate.

2.
Your disclosure appears to indicate that the Voice, Video and Content Sharing Solutions and the Support Solutions lines represent the legacy businesses of Polycom. Describe to us the reporting units used, or you plan to use, to assess impairment of goodwill in your Fiscal Year 2020 impairment tests. Tell us how you considered your four product lines in reaching that conclusion. Please refer to ASC 350-20-35-33 through 38.

On February 10, 2020, the Company appointed Robert Hagerty, Chairman of the Poly Board of Directors, as Interim CEO, succeeding its former President and CEO (its previously identified CODM). In addition, during fiscal year 2020 there have also been changes to the Company’s executive management team, including changes to the reporting structure.

The Company performs its annual impairment assessment in the fourth quarter of the fiscal year and is currently evaluating the impact of the change in its CODM. Any resulting changes in organizational structure, responsibility or authority of senior management, and/or financial data available to the CODM or segment management are being evaluated as part of the determination of the Company’s operating segments and reporting units for Q4 of fiscal year 2020. The Company will apply the guidance provided by ASC 280 and ASC 350 in reflecting such changes, if appropriate, within its upcoming Annual Report on Form 10-K for fiscal year 2020.

Note 2. Significant Accounting Policies
Fiscal Year, page 62

3.
Please revise your future filings to present your financial statements, including all your primary financial statements as well as the notes thereto, and all other financial information in the filings as of and for the periods ended on the actual dates on which your fiscal years and quarterly periods end.

The Company respectfully acknowledges the Staff’s request and in future filings will present its financial statements, including all its primary financial statements as well as the notes thereto, and all other financial information in the filings as of and for the periods ended on the actual dates on which its fiscal years and quarterly periods end.

Note 19. Revenue and Major Customers, page 96

4.
Revise your disclosures relating to deferred revenues on page 97 in future filings to briefly describe the transactions or circumstances that resulted in deferred revenues and explain how the relationship between the timing of payment from your customer and the satisfaction of your performance obligation impacts your deferred revenue balances. Please refer to ASC 606-10-50-9.

The Company respectfully acknowledges the Staff’s request and in future filings will incorporate the below language into its Revenue and Major Customers disclosure to explain how the timing of payment from its customer and the satisfaction of its performance obligation impacts the deferred revenue balances:

•
Deferred revenue is primarily comprised of non-cancelable maintenance support performance obligations on hardware devices which are typically billed in advance and recognized ratably over the contract term as the services are delivered.

Form 8-K Filed February 4, 2020

Exhibit 99.1
Unaudited Reconciliations of GAAP Measures to Non-GAAP Measures, page 10

5.	We note that you present a non-GAAP net revenues measure. Please address the following:

•
Explain to us what the deferred revenue purchase accounting adjustment represents, including a brief description of the transactions that gave rise to the deferred revenues, how the deferred revenues were treated under purchase accounting, and what you wish to convey to investors by adding the amount to GAAP revenues.

•
Tell us how you considered the guidance in Question 100.04 of the revised Compliance & Disclosure Interpretations on Non-GAAP Financial Measures which indicates that non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP should not be presented in documents filed or furnished with the Commission or provided elsewhere.

The Company advises the Staff that the adjustment entitled “Deferred revenue purchase accounting” represents the impact of deferred revenue related purchase accounting adjustments recorded in connection with the acquisition of Polycom on July 2, 2018. The deferred revenue assumed in the acquisition primarily relates to Service revenue associated with non-cancelable maintenance support on hardware devices which are typically billed in advance and are recognized ratably over the contract term as those services are delivered. ASC 805, Business Combinations, requires identifiable liabilities assumed to be measured at the acquisition-date fair value. The Company estimated the fair value of the deferred revenue obligations assumed using a cost build-up approach and determined the fair value was less than the carrying value. As a result, the deferred revenue assumed was adjusted to fair value. This adjustment represents the amount of additional revenue that would have been recognized during the period absent the fair value adjustment.

Subsequent to the Polycom acquisition, the Company has continued and expects to continue to enter into service contracts, as described above. Service revenue recorded in the ordinary course of business subsequent to the acquisition is measured and recognized on a different basis to deferred revenue that existed as of the date of the acquisition.

The Company believes that excluding the deferred revenue adjustment from non-GAAP net revenues provides better comparability between the Company’s post-acquisition, current and potential future results. Because an acquisition of the magnitude of the Polycom transaction is infrequent in nature and does not occur in the ordinary course of business, the related purchase accounting affected period-over-period comparisons in a way that did not reflect the underlying business of the Company. The Company believes this information is important to analysts and investors in assessing its overall operating performance. Without adjusting for the impact of these purchase accounting adjustments, the Company believes that its recent and future earnings growth rates could appear overstated, which may be misleading to analysts and investors.

The Company considered the guidance in Question 100.04 of the revised Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and believes the presenting non-GAAP financial measures, which adjust for the impact of the deferred revenue adjustment, is appropriate, not misleading, and provides meaningful information to analysts and investors by aiding in the comparability of its financial results. The Company additionally provides a reconciliation to Net revenues, the most directly comparable GAAP financial measure presented with equal or greater prominence.

In future filings, the Company will include a brief description of the adjustment entitled “Deferred revenue purchase accounting” as follows:

•
Deferred revenue purchase accounting: Represents the impact of fair value purchase accounting adjustments related to deferred revenue recorded in connection with the acquisition of Polycom on July 2, 2018. The Company’s deferred revenue primarily relates to Service revenue associated with non-cancelable maintenance support on hardware devices which are typically billed in advance and recognized ratably over the contract term as those services are delivered. This adjustment represents the amount of additional revenue that would have been recognized during the period absent the write-down to fair value required under purchase accounting guidelines.

6.	Tell us what the adjustment entitled "Purchase accounting amortization" represents. Identify the balance sheet items being amortized and the related amortization periods.

The Company advises the Staff that the adjustment entitled “Purchase accounting amortization” represents the amortization of purchased intangible assets recorded in connection with the acquisition of Polycom on July 2, 2018. Such intangible assets represent existing technology, customer relationships and trade name/trademarks classified as Purchased intangibles, net on the Company’s Consolidated Balance Sheets which had a weighted average remaining useful life of 4.9 years as of March 30, 2019.

In future filings, the Company will include a brief description of the adjustment entitled “Purchase accounting amortization” as follows:

•	Purchase accounting amortization: Represents the amortization of purchased intangible assets recorded in connection with the acquisition of Polycom on July 2, 2018.

7.
Revise your presentations in future filings to reconcile Adjusted EBITDA to net income (loss), and not to operating (loss) as noted on page 13. Please refer to Question 103.02 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

The Company respectfully acknowledges the Staff’s request and in future filings, will revise its presentations to reconcile Adjusted EBITDA to net income (loss), and not to operating (loss).

In connection with these responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of its disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

By:	/s/ Charles D. Boynton
Name:	Charles D. Boynton
Title:	Executive Vice President and Chief Financial Officer